UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For December 02, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Amec Foster Wheeler in innovative new UK utility Capital Deliver Alliance
One of four partners under UK Power Networks Capital Deliver Alliance to implement a £1bn infrastructure programme over the next 12 years

London, United Kingdom - Amec Foster Wheeler announces today its founding membership of the Capital Deliver Alliance ('the Alliance'), launched by UK Power Networks. Alongside three other key supply chain companies the Alliance will operate together as one body to implement a major £1 billion infrastructure programme over the next 12 years.

The four UK Power Networks partners are Amec Foster Wheeler, Clancy Docwra, McNicholas and Morrison Utilities Services.

Working collaboratively with UK Power Networks, the four companies will refurbish and upgrade electricity substations, cables and power lines across London, the East and South East to achieve greater efficiency and innovative ways of working - to deliver excellence in service to UK Power Networks' customers. Representatives from all the companies will be based in one London office to enable them to operate as one entity and progress an agreed work plan.

Marc Boulter, Managing Director of Amec Foster Wheeler's Transmission & Distribution business, said: "As part of the Alliance, we will use our global expertise and experience to help deliver safe, innovative resilient solutions to support the energy transition for London, the East, South-East and for our customer."
-Ends-

Contacts:
Julian Walker (media)	+44 (0)20 7429 7511
julian.walker@amecfw.com
Rupert Green (investors)	+44 (0)20 7429 7508
rupert.green@amecfw.com

NOTES TO EDITORS

1) Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

With pro-forma 2014 annualised scope revenues of £5.5 billion and over 40,000 people in more than 55 countries, the company operates across the whole of the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

2) UK Power Networks (www.ukpowernetworks.co.uk) distributes more than a quarter of the UK's electricity through its networks of substations, underground cables and overhead lines making sure the lights stay on across London, the South East and the East of England, regardless of who customers pay their energy bills to. A range of other companies deliver power to the rest of the country.

UK Power Networks' 5,600 employees are dedicated to delivering a safe, secure electricity supply to 8.1 million homes and businesses.

The industry regulator Ofgem sets an allowed revenue to distribution companies so that they can maintain safe and reliable electricity supplies. UK Power Networks invests more than £500 million in its electricity networks every year, offers extra help to vulnerable customers at times of need, and is undertaking trials to ensure that electricity networks support the transition to a low carbon future. It also moves cables and connects new electricity supplies.

If customers are unfortunate enough to be affected by a power cut or have another issue with the electricity supply to their property, they should contact UK Power Networks by phone, text message, Twitter, Facebook or letter.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 December 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary